UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Jason Industries, Inc
(Name of Issuer)

Common Stock $0.0001 par value per share
(Title of Class of Securities)

471172106
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 pages

CUSIP No. 471172106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FRONTFOUR CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,829,152
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,829,152
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,829,152
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON (see instructions) IA

Page 2 of 14 pages

CUSIP No. 471172106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FRONTFOUR MASTER FUND, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,499,293
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,499,293
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,499,293
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON (see instructions) CO

Page 3 of 14 pages

CUSIP No. 471172106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FRONTFOUR CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,633
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,633
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,633
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) LESS THAN 1%
12	TYPE OF REPORTING PERSON (see instructions) CO

Page 4 of 14 pages

CUSIP No. 471172106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FRONTFOUR OPPORTUNITY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,633
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,633
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,633
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) LESS THAN 1%
12	TYPE OF REPORTING PERSON (see instructions) OO

Page 5 of 14 pages

CUSIP No. 471172106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STEPHEN LOUKAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,864,785
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,864,785
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,864,785
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON (see instructions) IN

Page 6 of 14 pages

CUSIP No. 471172106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DAVID LORBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,864,785
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,864,785
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,864,785
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON (see instructions) IN

Page 7 of 14 pages

CUSIP No. 471172106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZACHARY GEORGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,864,785
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,864,785
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,864,785
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON (see instructions) IN

Page 8 of 14 pages

Item 1(a).	Name of Issuer:

Jason Industries, Inc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

411 East Wisconsin Avenue Suite 2100 Milwaukee, WI 53202

Item 2(a).	Name of Person Filing:

This statement is filed by:

•      FrontFour Capital Group LLC, a limited liability company formed under the laws of the State of Delaware (“FrontFour Capital”);
•      FrontFour Master Fund, Ltd., a exempted company formed under the laws of the Cayman Islands (“Master Fund”);
•      FrontFour Capital Corp., a corporation formed under the laws of British Columbia, Canada (“FrontFour Corp”);
•      FrontFour Opportunity Fund, a mutual fund trust formed under the laws of British Columbia, Canada (the “Canadian Fund”);
•      Stephen Loukas (“Mr. Loukas”);
•      David Lorber (“Mr. Lorber”); and
•      Zachary George (“Mr. George”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

FrontFour Capital serves as the investment manager of the Master Fund and of accounts it separately manages (the “Separately Managed Accounts”).  Messrs. Loukas, Lorber and George are the managing members and principal owners of FrontFour Capital.  By virtue of these relationships, each of FrontFour Capital and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Issuer’s Common Shares directly owned by the Master Fund and the Separately Managed Accounts.

FrontFour Corp serves as the investment manager of the Canadian Fund, Messrs. Loukas, Lorber and George are the principal owners of FrontFour Corp.  By virtue of these relationships, each of FrontFour Corp. and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Issuer’s Common Shares directly owned by the Canadian Fund.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of FrontFour Capital and Messrs. Loukas, Lorber and George is 35 Mason Street, 4th Floor, Greenwich, CT 06830.

The principal business address of the Master Fund is c/o Elian Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

The principal business address of FrontFour Corp., and the Canadian Fund is 140 Yonge Street, Suite 305, Toronto, ON. M5C 1X6.

Item 2(c).	Citizenship:

Each of Messrs. Loukas, Lorber and George is a citizen of the United States of America.

FrontFour Capital is a limited liability company formed under the laws of the State of Delaware.

The Master Fund is an exempted company formed under the laws of the Cayman Islands.

FrontFour Corp is a corporation formed under the laws of British Columbia, Canada.

The Canadian Fund is a mutual fund trust formed under the laws of British Columbia, Canada.

Page 9 of 14 pages

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Shares” or “Shares”)

Item 2(e).	CUSIP Number: 471172106

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)
Amount Beneficially Owned:

The Master Fund owns 1,499,293 Shares, consisting of 525,133 Shares directly held,  and 974,160 Shares underlying 8.0% Series A Convertible Preferred Stock which is convertible within 60 days.  The Separately Managed Accounts own 329,859 Shares.  By virtue of their relationships with the Master Fund and the Separately Managed Accounts discussed in further detail in Item 2, each of FrontFour Capital and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares owned by the Master Fund and the Separately Managed Accounts.

The Canadian Fund owns 35,633 Shares.  By virtue of their relationships with the Canadian Fund discussed in further detail in Item 2, each of FrontFour Corp. and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares owned by the Canadian Fund.

This Schedule 13G reports an aggregate of 1,864,785 Shares, consisting of 890,625 Shares directly held and 974,160 Shares underlying 8.0% Series A Convertible Preferred Stock which is convertible within 60 days.  The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended , the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(b)
Percent of Class:

The following ownership percentages are based on 23,163,496 Shares outstanding,  which is comprised of 22,189,336 Shares, the total number of Shares outstanding as of October 28, 2015, as reported in the Issuer’s Form 10Q dated October 30, 2015 and 974,160 Shares which is assuming the issuance of new Shares based on the conversion of 12,000 Shares of 8.0% Series A Convertible Preferred Stock.

The 1,499,293 Shares owned by the Master Fund represent approximately 6.5% of the outstanding Shares.  The 329,859 Shares owned by the Separately Managed Accounts represent approximately 1.4% of the outstanding Shares.  By virtue of its relationship with the Master Fund and the Separately Managed Accounts discussed in further detail in Item 2, FrontFour Capital may be deemed to beneficially own 1,829,152 Shares, representing approximately 7.9% of the outstanding Shares.

The 35,633 Shares owned by the Canadian Fund represent less than 1% of the outstanding Shares.  By virtue of its relationship with the Canadian Fund Discussed in further detail in Item 2, FrontFour Corp may be deemed to beneficially own 35,633 Shares, representing less than 1% of the outstanding Shares.

By virtue of their relationships with each of the Master Fund, the Separately Managed Accounts and the Canadian Fund discussed in further detail in Item 2, each of Messrs. Loukas, Lorber and George may be deemed to beneficially own 1,864,785 Shares, representing approximately 8.1% of the outstanding Shares.

This schedule 13G reports an aggregate of 1,864,785 Shares, representing approximately 8.1% of the outstanding Shares.

Page 10 of 14 pages

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote: 0
(ii)
shared power to vote or to direct the vote:

The Master Fund, FrontFour Capital and each of Messrs. Loukas, Lorber and George share the power to vote or direct the vote of the 1,499,293 Shares owned by the Master Fund.

FrontFour Capital and each of Messrs. Loukas, Lorber and George share the power to vote or direct the vote of the 329,859 Shares owned by the Separately Managed Accounts.

The Canadian Fund, FrontFour Corp. and each of Messrs. Loukas, Lorber and George share the power to vote or direct the vote of the 35,633 Shares owned by the Canadian Fund.

	(iii)	sole power to dispose or to direct the disposition of: 0
(iv)
shared power to dispose or to direct the disposition of:

The Master Fund, FrontFour Capital and each of Messrs. Loukas, Lorber and George share the power to dispose or direct the disposition of the 1,499,293 Shares owned by the Master Fund.

FrontFour Capital and each of Messrs. Loukas, Lorber and George share the power to dispose or direct the disposition of the 329,859 Shares owned by the Separately Managed Accounts.

The Canadian Fund, FrontFour Corp and each of Messrs. Loukas, Lorber and George share the power to dispose or direct the disposition of the 35,633 Shares directly owned by the Canadian Fund.

Page 11 of 14 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 12 of 14 pages

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2016	FrontFour Master Fund, Ltd

	By:	FrontFour Capital Group LLC
As Investment Manager

	By:	/s/David A. Lorber
Name: David A. Lorber
Title: Managing Member

FrontFour Capital Group LLC

	By:	/s/David A. Lorber
Name: David A. Lorber
Title: Managing Member

FrontFour Opportunity Fund,

	By:	FrontFour Capital Corp.
As Investment Manager

	By:	/s/David A. Lorber
Name: David A. Lorber
Title: President

FrontFour Capital Corp.

	By:	/s/David A. Lorber
Name: David A. Lorber
Title: President

/s/ Stephen Loukas
Stephen Loukas

/s/ David A. Lorber
David Lorber

/s/ Zachary George
Zachary George

Page 13 of 14 pages

EXHIBIT INDEX

EX.		Page No. 14
A	Joint Filing Agreement 12

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Jason Industries, Inc. dated as of February 3, 2016 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 3, 2016
FrontFour Master Fund, Ltd

By:	FrontFour Capital Group LLC
As Investment Manager

By:	/s/David A. Lorber
Name: David A. Lorber
Title: Managing Member

FrontFour Capital Group LLC

By:	/s/David A. Lorber
Name: David A. Lorber
Title: Managing Member

FrontFour Opportunity Fund,

By:	FrontFour Capital Corp.
As Investment Manager

By:	/s/David A. Lorber
Name: David A. Lorber
Title: President

FrontFour Capital Corp.

By:	/s/David A. Lorber
Name: David A. Lorber
Title: President

/s/ Stephen Loukas
Stephen Loukas

/s/ David A. Lorber
David Lorber

/s/ Zachary George
Zachary George

Page 14 of 14 pages